                                                  Filed by divine, inc.
                                                  pursuant to Rule 425 under
                                                  the Securities Act of 1933
                                                  and deemed filed pursuant
                                                  to Rule 14a-12 under the
                                                  Securities Exchange Act of
                                                  1934

                                                  Subject Company:
                                                  eshare communications, Inc.
                                                  commission File No. 0-22317


                                  NEWS RELEASE
[DIVINE LOGO]

               WWW.DIVINE.COM      [NASDAQ LOGO]: DVIN

                              INDIVIDUAL INVESTORS:    MEDIA INQUIRIES:
                              Brenda Lee Johnson       Susan Burke/Anne Schmitt

     Direct: 773.394.6873           Direct: 773.394.6746 / 6827
     brenda.johnson@divine.com      susan.burke@divine.com
                                    anne.schmitt@divine.com


FOR IMMEDIATE RELEASE

              DIVINE REACHES RESELLER AGREEMENT FOR ESHARE PRODUCTS
 PREDICTIVE DIALER, OTHER ESHARE PRODUCTS TO BE ADDED TO DIVINE'S SALES CHANNEL
                             EFFECTIVE IMMEDIATELY

CHICAGO - JULY 25, 2001 - DIVINE, INC., (NASDAQ: DVIN), an enterprise solutions provider offering global businesses the ability to improve collaboration, workflow, and business relationships by delivering a powerful combination of services, technology and hosting capabilities, today announced an agreement with eshare(R) communications, Inc., allowing divine's global sales and solutions delivery organizations to sell eshare(R) Conversations(TM), eshare's premier predictive dialer and voice platform, as well as eshare's other customer interaction management (CIM) solutions, including the eshare(R) NetAgent(TM) Suite, XChange(TM), eshare(R) Connections(TM), and eshare(R) Expressions(R).

"This agreement is important because eshare Conversations, the most powerful predictive dialer on the market, will be the centerpiece in divine's arsenal of technology and services that promote collaboration and humanize business relationships," said Ted Collins, president of divine Applications. "The business leaders we speak to every day realize that they cannot hold back their investments in solutions that build customer loyalty, especially in today's economy. A tremendous portion of business-to-customer interaction still occurs over the telephone, which is why it is so critical to integrate eshare's dialer and web technologies with divine's current offerings. We're committed to providing the same great customer service and support that customers of eshare's full range of CIM solutions have come to expect."

eshare Conversations includes the call center industry's most advanced and flexible dialer technology. The solution currently supports inbound, predictive outbound, and blended contacts, as well as campaign management, CTI-based ACD routing, distributed multi-site call delivery, comprehensive reporting, patented agent scripting and other capabilities for call centers worldwide. eshare announced the release of the newest version of eshare Conversations last week during the Customer Inter@ction Solutions Conference & Expo 2001 at the Cobb Galleria in Atlanta.

"With the installation of the eshare Conversations product, we have realized increased productivity beyond our initial expectations," said T.E. Derynck, project manager, Solutions & Applications, for Bank of Montreal. "And with the flexibility of the product, we are continually learning new configurations to enhance the value to our business."

On July 9, divine announced that it has signed a definitive agreement to acquire eshare in a stock-for-stock exchange. The acquisition, subject to shareholder and SEC approval, is expected to be finalized at the end of Q3, 2001.

ABOUT DIVINE, INC.

divine, inc., (Nasdaq: DVIN) delivers a unique combination of services, Web-based technology, and managed applications capability that enables businesses to rapidly deploy advanced enterprise solutions that are fully integrated with every aspect of their business strategy and existing technical systems. Founded in 1999, Chicago-based divine is a leader in promoting the development of new technologies, products, and services that dramatically change how businesses manage information, engage and interact with their constituents, and develop new market opportunities. For more information, visit the company's web site at WWW.DIVINE.COM.

ABOUT ESHARE COMMUNICATIONS, INC.

Norcross, Ga.-based eshare communications, Inc., (WWW.ESHARE.COM) is a premier provider of integrated customer interaction management (CIM) solutions that power the customer relationship strategies of businesses conducting traditional and Internet commerce. eshare leverages its expertise in Web-based and traditional call center technologies to provide more than 2,500 businesses with comprehensive, scalable and integrated customer interaction solutions. Its applications facilitate marketing, sales and service outcomes and optimize customer lifetime value while building brand loyalty. eshare was formed by the September 1999 merger of Melita International, Inc., a leader in telephony-based customer contact management, and eShare Technologies, Inc., a leader in Web-based customer care solutions.

                                      # # #

(C) 2001 DIVINE, INC. DIVINE IS A TRADEMARK OF DIVINE, INC. ESHARE, CONVERSATIONS, XCHANGE, CONNECTIONS, EXPRESSIONS AND NETAGENT ARE TRADEMARKS OF ESHARE COMMUNICATIONS, INC. ALL TRADEMARKS, TRADE NAMES, SERVICE MARKS AND LOGOS REFERENCED HEREIN BELONG TO THEIR RESPECTIVE COMPANIES.

A REGISTRATION STATEMENT AND PROXY STATEMENT RELATING TO THE DIVINE, INC. COMMON STOCK TO BE ISSUED IN THE TRANSACTION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. WHEN FILED, COPIES OF THIS AND OTHER RELATED DOCUMENTS MAY BE OBTAINED FREE OF CHARGE FROM THE SEC WEBSITE (www.sec.gov). THESE DOCUMENTS SHOULD BE CAREFULLY REVIEWED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

IMPORTANT NOTICE

This press release contains forward-looking statements relating to product functionality and features as well as business and marketing strategies. Such statements are made based on management's beliefs as well as assumptions made by, and information currently available to management, pursuant to "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. While these statements reflect our best current judgment, they are subject to risks and uncertainties that could cause a change in focus and direction. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K and 10-Q filed with the SEC.